Exhibit 99.1

consolidated Financial Statements HCR ManorCare, Inc. For the years ended December 31, 2014, 2013 and 2012 With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors and Shareholders of HCR ManorCare, Inc.

We have audited the accompanying consolidated financial statements of HCR ManorCare, Inc., which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, cash flows and equity for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCR ManorCare, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Toledo, Ohio

February 5, 2015

HCR ManorCare, Inc.

Consolidated Balance Sheets

	December 31,
	2014	2013
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$127,850	$141,797
Restricted cash and cash equivalents	12,613	11,924
Receivables, less allowance for doubtfulaccounts of $94,309 and $90,248, respectively	458,957	503,092
Prepaid expenses and other assets	24,056	13,202
Income taxes receivable	12,811	15,457
Deferred income taxes	16,520	17,593
Total current assets	652,807	703,065

Net property and equipment	2,934,441	2,987,244
Deferred income taxes	968,704	1,178,589
Goodwill	2,736,519	2,737,046
Intangible assets	303,247	506,505
Other assets	88,324	198,325
Total assets	$7,684,042	$8,310,774

Liabilities and Equity
Current liabilities:
Accounts payable	$106,270	$111,754
Employee compensation and benefits	148,307	135,465
Accrued provider assessments	16,467	43,954
Accrued insurance liabilities	139,906	130,414
Other accrued liabilities	71,015	64,102
Long-term debt and financing obligation due within one year	180,093	140,168
Total current liabilities	662,058	625,857

Long-term debt and financing obligation	5,928,222	6,118,360
Other liabilities	450,735	526,487

Redeemable preferred stock - series A, $0.01 par value, redemption value $1,025 per share; 2,000 shares authorized, issued and outstanding	2,050	2,050

Equity:
HCR ManorCare, Inc. shareholders' equity:
Preferred stock, $0.01 par value, 49,998,000 shares authorized; none issued	-	-
Common stock, $0.01 par value, 55,000,000 shares authorized; 45,221,535 and 44,605,719 shares issued, respectively	452	446
Capital in excess of par value	3,037,783	3,037,669
Retained deficit	(2,400,298)	(2,006,546)
Accumulated other comprehensive loss	(2,828)	(954)
Total HCR ManorCare, Inc. shareholders' equity	635,109	1,030,615
Noncontrolling interest	5,868	7,405
Total equity	640,977	1,038,020
Total liabilities and equity	$7,684,042	$8,310,774

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2014	2013	2012
	(In thousands)

Revenues	$4,145,520	$4,117,000	$4,106,501
Expenses:
Operating	3,423,430	3,342,920	3,384,455
General and administrative	149,481	151,238	154,444
Depreciation and amortization	142,867	142,569	164,523
Asset impairment	203,108	-	-
	3,918,886	3,636,727	3,703,422
Income before other (expenses) income and income tax expense (benefit)	226,634	480,273	403,079

Other (expenses) income:
Interest expense	(406,854)	(413,909)	(420,382)
Loss on disposal of assets	(1,424)	(1)	(170)
Equity in earnings of affiliated company	3,144	5,374	5,651
Interest income and other	3,978	1,160	7,286
Total other expenses, net	(401,156)	(407,376)	(407,615)

(Loss) income from continuing operations before income tax expense (benefit)	(174,522)	72,897	(4,536)
Income tax expense (benefit)	210,404	422,105	(3,665)
Loss from continuing operations	(384,926)	(349,208)	(871)

Loss from discontinued operations, net of taxes	(9,001)	(9,484)	(15,819)
Net loss	(393,927)	(358,692)	(16,690)
Less net (loss) income attributable to noncontrolling interest	(375)	1,129	2,180
Net loss attributable to controlling interest	$(393,552)	$(359,821)	$(18,870)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Comprehensive Loss

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Net loss	$(393,927)	$(358,692)	$(16,690)

Other comprehensive income (loss), net of tax:
Derivative instruments	-	-	293
Defined benefit pension plans	(1,874)	963	(1,235)
Total other comprehensive income (loss), net of tax	(1,874)	963	(942)

Comprehensive loss	(395,801)	(357,729)	(17,632)
Less comprehensive (loss) income attributable to noncontrolling interest	(375)	1,129	2,180
Comprehensive loss attributable to controlling interest	$(395,426)	$(358,858)	$(19,812)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Operating Activities
Net loss	$(393,927)	$(358,692)	$(16,690)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	143,992	145,964	166,766
Deferred finance fee and derivative amortization	3,507	3,484	4,009
Pension amortization	1,241	145	566
Asset impairment	203,108	-	-
Unrealized investment (gain) loss	(1,554)	3,997	(3,195)
Restricted stock and stock option compensation	120	580	6,766
Provision for bad debts	76,027	72,155	68,116
Provision for deferred income tax expense (benefit)	212,047	430,321	(22,962)
Net (gain) loss on disposal of assets, securities, and other	(4,904)	(11,709)	170
Equity in earnings of affiliated company	(3,144)	(5,374)	(5,651)
Changes in assets and liabilities:
Receivables	(31,892)	(35,947)	(122,452)
Prepaid expenses and other assets	103,895	(5,277)	11,169
Liabilities	(83,680)	(7,065)	47,334
Total adjustments	618,763	591,274	150,636
Net cash provided by operating activities	224,836	232,582	133,946

Investing Activities
Investment in property and equipment	(94,849)	(95,554)	(99,163)
Investment in systems development	(384)	(1,528)	(725)
Proceeds from sale of assets	13,969	12,137	202
Purchase of securities	(23,806)	(3,187)	(4,514)
Proceeds from sale of securities	28,078	-	-
Distributions from affiliated company	-	939	570
Net change in restricted cash and cash equivalents	(7,346)	(7,074)	(1,638)
Net cash used in investing activities	(84,338)	(94,267)	(105,268)

Financing Activities
Payment of debt and financing obligation	(153,019)	(116,135)	(92,899)
Payment of financing costs	(64)	-	-
Preferred dividends paid	(200)	(200)	(200)
Distributions to noncontrolling interest	(1,162)	(665)	(1,674)
Excess tax benefits from stock or unit transactions	-	-	39
Net cash used in financing activities	(154,445)	(117,000)	(94,734)

Net (decrease) increase in cash and cash equivalents	(13,947)	21,315	(66,056)
Cash and cash equivalents at beginning of year	141,797	120,482	186,538
Cash and cash equivalents at end of year	$127,850	$141,797	$120,482

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Equity

	Shareholders' Equity
					Accum.
			Capital in		Other	Non-
	Common Stock		Excess of	Retained	Comp.	controlling	Total
	Shares	Amount	Par Value	Deficit	Loss	Interest	Equity
	(In thousands)
Balance at January 1, 2012	44,625	$446	$3,030,294	$(1,627,455)	$(975)	$6,435	$1,408,745
Stock-based compensation			6,766				6,766
Forfeited non-vested shares	(4)	-					-
Tax benefit from stock transactions			39				39
Distributions to noncontrolling interest						(1,674)	(1,674)
Preferred dividends				(200)			(200)
Net (loss) income				(18,870)		2,180	(16,690)
Other comprehensive loss					(942)		(942)
Balance at December 31, 2012	44,621	446	3,037,099	(1,646,525)	(1,917)	6,941	1,396,044
Stock-based compensation			580				580
Forfeited non-vested shares	(15)	-					-
Tax deficiency from stock transactions			(10)				(10)
Distributions to noncontrolling interest						(665)	(665)
Preferred dividends				(200)			(200)
Net (loss) income				(359,821)		1,129	(358,692)
Other comprehensive income					963		963
Balance at December 31, 2013	44,606	446	3,037,669	(2,006,546)	(954)	7,405	1,038,020
Stock-based compensation			120				120
Issuance of restricted stock	255	2	(2)				-
Exchange of stock options for restricted stock	374	4	(4)				-
Forfeited non-vested shares	(13)	-	-				-
Distributions to noncontrolling interest						(1,162)	(1,162)
Preferred dividends				(200)			(200)
Net loss				(393,552)		(375)	(393,927)
Other comprehensive loss					(1,874)		(1,874)
Balance at December 31, 2014	45,222	$452	$3,037,783	$(2,400,298)	$(2,828)	$5,868	$640,977

See accompanying notes.

HCR ManorCare, Inc.

Notes to Consolidated Financial Statements

1.General Information

Nature of Operations

HCR ManorCare, Inc. and subsidiaries (the Company) is a provider of a range of health care services, including post-acute care, skilled nursing care, assisted living, hospice care, home health care, and rehabilitation therapy.  The most significant portion of the Company's business relates to post-acute care, skilled nursing care, and assisted living, operating 344 centers in 30 states, with 63% located in Florida, Illinois, Michigan, Ohio, and Pennsylvania.  The hospice and home health business specializes in all levels of hospice care, home health, and rehabilitation therapy, with 111 offices located in 24 states.  The Company also provides rehabilitation therapy in 50 outpatient therapy clinics as well as in a variety of other settings including skilled nursing centers, schools, and hospitals.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of HCR ManorCare, Inc. and its wholly-owned and majority-owned subsidiaries (the Company).  Intercompany accounts and transactions with subsidiaries have been eliminated in consolidation.

The results of operations and gain on sale related to the Company’s divestitures or planned divestitures are presented as discontinued operations for all periods.  Unless otherwise indicated, all disclosures and amounts in the notes related to the statement of operations include only the Company’s continuing operations.  See Note 10 for a discussion of discontinued operations.

The Company uses the equity method to account for an investment in an entity in which it has less than a majority interest but can exercise significant, but not a controlling, influence.  The investment, a 50% ownership and voting interest in a pharmacy business, is classified on the accompanying balance sheets as other long-term assets in the amount of $18.0 million and $17.9 million at December 31, 2014 and 2013, respectively.  Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of the net earnings or losses of the affiliate as they occur.  Losses are limited to the extent of the Company’s investments in, advances to and guarantees for the entity.  The Company purchases pharmaceuticals from the business, which amounted to $104.2 million in 2014, $100.7 million in 2013, and $99.6 million in 2012.  The Company had a payable to the business of $11.3 million and $10.3 million at December 31, 2014 and 2013, respectively.  The Company received dividends of $3.1 million in 2014, $5.0 million in 2013, and $7.0 million in 2012.

2.Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Significant items subject to estimates and assumptions include impairment of goodwill, intangible assets, and long-lived assets, allowance for doubtful accounts, deferred tax assets, self-insurance liabilities, income tax contingencies, and other contingencies.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with an original maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Restricted Cash and Cash Equivalents

Current restricted cash and cash equivalents primarily include resident trust funds and funds held by the Company’s captive insurance subsidiary.  Non-current restricted cash of $6.7 million at December 31, 2014 was held in a rabbi trust described below in the Marketable Securities policy.  The current portion of restricted cash and cash equivalents is reported on a separate line item of the consolidated balance sheets and the non-current portion is included in other long-term assets.

Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy.  Revenues are recognized as services are provided.  Revenues are recorded net of provisions for discount arrangements with commercial payors and contractual allowances with third-party payors, primarily Medicare and Medicaid.  Revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment.  Estimated third-party payor settlements are recorded in the period the related services are rendered.  The methods of making such estimates are reviewed periodically, and differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in the current period results of operations.  The balance for third-party settlements was a net payable of $5.5 million at December 31, 2014, which was included in other current liabilities, and was a net receivable of $23.4 million at December 31, 2013.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on certain factors, such as historical and current collection trends, and aging categories.  The percentage that is applied to the receivable balances is based on the Company’s historical experience for each particular pay source.  Accounts are written off when all reasonable internal and external collection efforts have been performed.

The activity in the allowance for doubtful accounts was as follows:

	2014	2013	2012
	(In thousands)
Balance at January 1	$90,248	$90,459	$85,392
Charged to costs and expenses	76,027	72,155	68,116
Deductions	(71,966)	(72,366)	(63,049)
Balance at December 31	$94,309	$90,248	$90,459

The deductions included uncollectible accounts written off net of recoveries.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 10 years for equipment and furnishings and three to 40 years for buildings and improvements.  Leasehold improvements are amortized over the shorter of the useful life or the contractual term of the lease.  Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets.

Sale-Leaseback Financing Obligation

The Company accounts for sale-leaseback transactions as financing arrangements when, as seller/lessee, it has continuing involvement with the property sold.  The properties remain on the consolidated balance sheets and continue to be depreciated over the remaining useful lives.  No gain is recognized, and proceeds received from the transaction are recorded as a financing obligation.  The contractual lease payments are recorded in part as interest expense and in part as a payment of principal reducing the financing obligation.  See Note 7 for discussion of the lease transactions and financing obligations.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.  Indefinite-lived intangible assets include trademarks, tradenames, and certificates of need, which are recorded based on fair value.  The Company’s reporting units are consistent with its operating segments.  Goodwill has been allocated to the Company’s two reportable segments: long-term care and hospice and home health.  Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually on October 1 for impairment, or more frequently if events or circumstances arise which indicate there may be an impairment of a reporting unit, using a fair value methodology.  In performing the review of the fair value of the reporting unit, the Company considers qualitative factors as well as quantitative factors such as cash flow analysis, which projects the future cash flows and discounts those cash flows to the present value.  The projection of future cash flows is dependent upon assumptions regarding future levels of income, including changes in Medicare and Medicaid reimbursement regulations.  If carrying value exceeds fair value, the goodwill or indefinite-lived intangible assets are potentially impaired, subject to additional analysis.  See Note 5 for a discussion of the Company’s impairment charge for trademarks and tradenames.

Asset Impairments

The carrying value of property and equipment is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed.  The Company considers internal and external factors relating to each asset, including cash flows, contract changes, local market developments, national health care trends, and other publicly available information.

If these factors and the projected undiscounted cash flows of the business over the remaining useful life indicate that the asset will not be recoverable, the carrying value is adjusted to the estimated fair value.

Marketable Securities

The Company invests in a diversified portfolio of fixed income mutual funds, which is classified as trading securities and is included in other long-term assets in the consolidated balance sheets.  Trading securities are recorded at fair value on the consolidated balance sheets with any gains or losses recognized currently in earnings.  The Company does not intend to engage in active trading of the securities as the assets are held in a rabbi trust that was established to approximate the Company’s liability for certain retirement benefits.  The investment gains and losses are included in interest income and other on the statements of operations.  There was dividend income of $2.4 million in 2014, $3.2 million in 2013, and $3.2 million in 2012.  Net realized losses of $0.5 million were recognized in earnings in 2014.    The net unrealized activity recognized in earnings included gains of $1.6 million in 2014, losses of $4.0 million in 2013, and gains of $3.2 million in 2012.  As of December 31, 2014 and 2013, the Company did not have any investments classified as available-for-sale or held-to-maturity.

Insurance Risks

The Company purchases general and professional liability insurance and maintains an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state where the respective Company operation is located.  Provisions for estimated settlements, including incurred but not reported claims, have been provided on an undiscounted basis in the period to which the coverage relates based on internal and external evaluations of the merits of the individual claims and an analysis of claim history.  Management reviews the total liability based on the Company’s historical data and review of recent claims, cost and other trends, and records any resulting adjustments in current results of operations.  Claims are paid over varying periods, which generally range from one to eight years after occurrence.  See Note 9 for further discussion.

The Company’s workers’ compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs.  Under insured programs, the Company is responsible for up to $0.5 million per occurrence.  For self-insured programs, the Company is responsible for up to $1.0 million per occurrence and maintains insurance above this amount.  The Company records an estimated liability, including incurred but not reported claims, for all losses attributable to workers’ compensation claims based on internal evaluations and an analysis of claim history based on loss claim data, trends, and assumptions.  Claims are paid over varying periods and are generally fully paid within eight years.  The workers’ compensation liability had a short-term component of $22.3 million and $22.9 million at December 31, 2014 and 2013, respectively, which was included in accrued insurance liabilities, and long-term component of $43.4 million and $45.5 million at December 31, 2014 and 2013, respectively, which was included in other long-term liabilities.  The expense for workers’ compensation was $25.2 million for 2014, $28.1 million for 2013, and $28.1 million for 2012, which was included in operating expenses.

The Company also provides self-insured medical healthcare benefits to the majority of its employees and is fully responsible for all aspects of these plans.  The liabilities for self-insured general and professional claims, workers compensation claims, and healthcare benefits are estimated utilizing assumptions about damage awards with regard to unpaid claims.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and restricted cash and cash equivalents, which the Company maintains with various financial institutions.  The Company’s credit agreement places limitations on the types of investments that can be held.  The majority of the Company’s cash equivalents are invested in money market funds.  As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions.  The Company has not sustained credit losses from instruments held at financial institutions.

Advertising Expense

The cost of advertising is expensed as incurred.  The Company recorded advertising expense of $13.7 million in 2014, $13.5 million in 2013, and $13.5 million in 2012.

Stock-Based Compensation

Compensation costs subject to graded vesting based on a service condition are amortized to expense on a straight-line basis over the service period for each separately vesting portion of the award.

Income Taxes

In January 2014, the Company adopted amendments to accounting standards that require an entity to present unrecognized tax benefits as a decrease in a net operating loss, similar tax loss or tax credit carryforward if certain criteria are met.  The determination of whether a deferred tax asset is available is based on the unrecognized tax benefit and the deferred tax asset that exist at the reporting date and presumes disallowance of the tax position at the reporting date.  The adoption of these amendments did not have a material effect on the company’s financial position or results of operations.

The Company accounts for income taxes and related accounts under the liability method.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.  A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized.  See Note 6 for a discussion of the Company’s valuation allowance.

The Company records a liability for unrecognized tax benefits when an uncertain tax position does not meet the more-likely-than-not recognition threshold.  This amount is analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances.  The Company’s effective tax rate includes recognition and adjustments to this amount.  The Company records interest and penalties related to income taxes as income taxes in the statements of operations.

Reclassifications

Certain reclassifications have been made to the 2013 and 2012 consolidated financial statements to conform to the current year presentation.

Subsequent Events

The Company has evaluated subsequent events through February 5, 2015, the date the financial statements were available to be issued.

New Accounting Standards (not Effective)

In April 2014, amendments to accounting standards were issued that change the threshold for reporting discontinued operations and add new disclosures.  The new guidance defines a discontinued operation as a disposal that represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 for public companies.  Early adoption is permitted only for disposals, or classifications of assets held for sale, that have not been previously reported in financial statements.  The Company will implement the provisions of the new standards as of January 1, 2015.

In May 2014, amendments to the accounting standards regarding revenue from contracts with customers were issued that supersede most current revenue recognition guidance, including industry-specific guidance.  The new amendments may require additional disclosures.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 for public companies.  Early adoption is not permitted.  The Company is evaluating the impact of these amendments on existing revenue recognition policies and disclosures.

In August 2014, amendments to accounting standards were issued, which require management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued.  Additional disclosures are also required if an entity’s conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.  The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material effect on the Company’s financial position or results of operations.

3.Revenues

The Company receives payment through reimbursement from Medicare and Medicaid programs, from self-pay patients, and from other third party payors.  Revenues under Medicare and Medicaid programs totaled $2.9 billion for 2014, $3.0 billion for 2013, and $2.9 billion for 2012.

Revenues by type of health care services were as follows:

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Skilled nursing and assisted living services	$3,539,399	$3,531,764	$3,532,342
Hospice and home health services	526,308	503,306	484,634
Rehabilitation services	47,964	51,133	54,794
Other services	31,849	30,797	34,731
	$4,145,520	$4,117,000	$4,106,501

4.Property and Equipment

At December 31, property and equipment consisted of the following:

	2014	2013
	(In thousands)
Property and equipment - owned
Land and improvements	$29,738	$23,638
Buildings and improvements	105,297	75,467
Equipment and furnishings	45,981	34,569
Construction in progress	10,883	24,453
	191,899	158,127
Less accumulated depreciation	45,334	30,481
	146,565	127,646
Property and equipment related to
financing obligation and capital leases
Land and improvements	455,450	456,523
Buildings and improvements	2,624,088	2,637,832
Leasehold improvements	164,457	137,188
Equipment and furnishings	190,772	163,003
Construction in progress	20,952	8,902
	3,455,719	3,403,448
Less accumulated depreciation	667,843	543,850
	2,787,876	2,859,598
Net property and equipment	$2,934,441	$2,987,244

Depreciation expense, including assets related to capital lease and financing obligations, amounted to $141.8 million for 2014, $141.5 million for 2013, and $163.4 million for 2012.

5.Assets Measured at Fair Value

Fair value is a market-based measurement determined based on the assumptions that market participants would use in pricing the asset or liability.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.  The following three-tier hierarchy prioritizes the inputs used in measuring fair value:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

Recurring Measurements. The fair value of the Company’s financial assets measured on a recurring basis determined using Level 1 inputs at December 31 was as follows:

	2014	2013
	(In thousands)
Assets:
Cash and cash equivalents	$127,850	$141,797
Current restricted cash and cash equivalents	12,613	11,924
Non-current restricted cash	6,657	-
Trading securities	45,030	48,246
Total assets	$192,150	$201,967

The Company’s trading securities, invested in a diversified portfolio of fixed income mutual funds, are liquid and actively traded on the exchanges, and are included in other long-term assets in the consolidated balance sheets.  The funds principally invest in highly-rated, investment-grade corporate fixed income securities.  There were no transfers between Level 1 and Level 2 during 2014 or 2013.  There were no assets or liabilities classified using Level 2 or Level 3 inputs during 2014 or 2013.

Non-recurring Measurements.  The fair value of the Company’s goodwill and indefinite-lived intangible assets measured on a non-recurring basis determined using Level 3 inputs at December 31 was as follows:

	Long-Term Care		Hospice and Home Health
	2014	2013	2014	2013
	(In thousands)
Goodwill	$2,073,878	$2,074,405	$662,641	$662,641

Owned trademarks and tradenames (non-amortizing)	$187,692	$390,800	$87,000	$87,000
Certificates of need (non-amortizing)	28,555	28,705	-	-
Intangible assets	$216,247	$419,505	$87,000	$87,000

The fair values of the indefinite-lived intangible assets are derived from current publicly available market data and projections for each reporting unit developed using management’s best estimate of economic and market conditions over the projected future period.  Management expects that future revenue growth in long-term care will be increasingly tied to achievement of desired clinical outcomes and has accordingly adjusted its marketing focus, placing less reliance on its historical tradenames.  Based on this marketing shift as well as the continued expected pressure on future revenue growth, as of the October 1, 2014 assessment date, the carrying value of the historical long-term care trademarks and tradenames was determined to be in excess of its fair value.  The Company recorded a pre-tax impairment charge related to trademarks and tradenames of $203.1 million ($123.4 million net of taxes) in 2014.

Based on the annual impairment tests described in Note 2, no goodwill impairment charges were recorded in 2014 or 2013.  Accumulated goodwill impairment charges were $772.2 million at both December 31, 2014 and 2013.

6.Income Taxes

The provision for income tax expense (benefit) from continuing operations consisted of the following:

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Current:
Federal	$(2,245)	$(7,182)	$18,800
State and local	(121)	(613)	306
	(2,366)	(7,795)	19,106
Deferred:
Federal	175,478	359,492	(18,817)
State and local	36,569	70,829	(4,145)
	212,047	430,321	(22,962)

Interest and penalties expense (income)	723	(421)	191
Provision for income tax expense (benefit)	$210,404	$422,105	$(3,665)

The reconciliation of the amount computed by applying the statutory federal income tax rate to (loss) income from continuing operations before income tax expense (benefit) to the provision for income tax expense (benefit) was as follows:

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Income tax (benefit) expense computed at statutory rate	$(61,083)	$25,514	$(1,588)
Differences resulting from:
State and local income taxes, net of federal effect	23,691	45,640	(2,495)
Valuation allowance	248,660	355,347	-
Employment tax credits	(2,925)	(4,571)	(1,222)
Other	2,061	175	1,640
Provision for income tax expense (benefit)	$210,404	$422,105	$(3,665)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the Company's federal and state deferred tax assets and liabilities were as follows at December 31:

	2014	2013
	(In thousands)
Deferred tax assets:
Financing obligation	$2,237,288	$2,294,432
Goodwill	377,053	409,735
Accrued insurance liabilities	127,148	110,660
Employee compensation and benefits	48,502	40,478
Other	9,374	9,700
State net operating loss and credit carryforward	27,481	1,131
	2,826,846	2,866,136
Valuation allowance	(681,916)	(400,678)
	2,144,930	2,465,458

Deferred tax liabilities:
Depreciable/amortizable assets	1,149,199	1,249,924
Tax accounting method change	8,152	17,138
Other	2,355	2,214
	1,159,706	1,269,276

Net deferred tax assets	$985,224	$1,196,182

Deferred tax assets are recorded to the extent the assets will more likely than not be realized.  In making such determination, management considered all available positive and negative evidence, including reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial performance.  The projection of future taxable income requires management’s judgment in assessing industry trends and future profitability.  Given that the most recent year’s operating results provide the most objectively verifiable evidence for forecasting future taxable income, in the 2014 analysis, management appropriately modified certain of its prior  assumptions and projections for the future resulting in lowered overall income projections for future years included in the scheduling period.  Based on the evaluation, the valuation allowance was increased to $681.9 million and $400.7 million as of December 31, 2014 and 2013, respectively, to measure only the portion of the deferred tax assets that is more likely than not to be realized. The portion of the deferred tax assets considered realizable could be adjusted in the future if positive or negative developments cause a change in the amount of, or weight given to, management’s projections of future income.

The valuation allowance includes $22.7 million in 2014 related to Federal net operating loss carryforwards of $24.0 million expiring in 2034 and Federal tax credit carryforwards of $14.5 million expiring between 2032 and 2034.  The valuation allowance also includes $7.1 million and $1.1 million in 2014 and 2013, respectively, related to all of the Company’s state and local tax loss and credit carryforwards with expirations between 2015 and 2034.

The activity in the valuation allowance for deferred tax assets was as follows:

	2014	2013	2012
	(In thousands)
Balance at January 1	$400,678	$538	$599
Charged to costs and expenses	280,597	399,547	-
Other	641	593	(61)
Balance at December 31	$681,916	$400,678	$538

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	2014	2013	2012
	(In thousands)
Balance at January 1	$16,505	$18,296	$19,285
Increases related to current-year tax positions	733	719	744
Increases related to prior-year tax positions	11	6	13
Decreases related to prior-year tax positions	(958)	(1,107)	(1,746)
Settlements	(102)	(1,002)	-
Lapse of statute	(498)	(407)	-
Balance at December 31	$15,691	$16,505	$18,296

Unrecognized tax benefits, which if recognized, would impact the Company's effective income tax rate	$10,794	$11,192	$12,205

Accrued interest and penalties at December 31	$3,604	$3,121	$3,505

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and most states.  With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations for years before 2010.  Within the next twelve months, it is reasonably possible that the balance of unrecognized tax benefits related to prior-year positions could decrease by approximately $1.0 million.

Income taxes paid or refunds received, including related interest, amounted to net refunds of $10.4 million in 2014, payments of $0.9 million in 2013, and payments of $16.5 million in 2012.

7.Debt and Financing Obligation

At December 31, debt and financing obligation consisted of the following:

	2014	2013
	(In thousands)
Revolving credit facility	$-	$-
Term loan	385,000	389,000
Financing obligation	5,703,003	5,848,666
Notes	106	106
Capital lease obligations	20,206	20,756
	6,108,315	6,258,528
Less amounts due within one year	180,093	140,168
Long-term debt and financing obligation	$5,928,222	$6,118,360

Revolving Credit Facility and Term Loan.  A subsidiary of the Company has a credit agreement with a group of lenders that provides for a $175 million revolving credit facility and a $400 million term loan.  Subject to covenant compliance, certain conditions and other limitations, borrowings under the credit agreement may be increased by up to the greater of (i) $250 million as additional, but uncommitted, loans across either of the term loan or revolving credit facility plus, in either case, an amount equal to optional prepayments of the term loan made prior to the date of increase, and (ii) the amount of additional indebtedness permitted under the applicable leverage ratio set forth in the credit agreement, less 25 basis points.

The revolving credit facility matures on April 6, 2016, and the term loan matures on April 6, 2018.  The term loan requires repayment of principal in equal consecutive quarterly installments of $1.0 million with the remaining balance being due at maturity.  In addition, there are certain mandatory prepayments based on incurrence of debt, asset sales or recovery events, and excess cash flow, as defined in the credit agreement.

The obligations under the credit agreement are guaranteed by all of the borrower’s existing and subsequently acquired direct and indirect, wholly owned, domestic restricted subsidiaries and are secured by a first lien on substantially all of the borrower’s and the guarantors’ assets, including the capital stock of their subsidiaries, in each case, subject to certain exceptions.  The credit agreement contains various covenants, restrictions, and events of default.  Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, or enter into transactions with affiliates.

The interest rate on borrowings under the term loan is, at the borrower’s option, a base rate (subject to a floor of 2.50%) plus a margin of 2.50%, or a Eurodollar rate (subject to a floor of 1.50%) plus a margin of 3.50%.  The interest rate on borrowings under the revolving credit facility is, at the borrower’s option, a base rate plus a margin or a Eurodollar rate plus a margin.  The applicable margin for the revolving facility is based on the Company’s total senior leverage ratio, with the respective margins ranging from 2.00% to 2.50% for base rate loans and 3.00% to 3.50% for Eurodollar loans.  The revolving credit facility also provides for a commitment fee ranging from 0.375% to 0.5%, depending on the same key ratio.  In addition to direct borrowings, the revolving credit facility may be used to support the issuance of letters of credit.  As of December 31, 2014, there were no loans outstanding under this facility.  After consideration of usage for letters of credit, $94.3 million was available for future borrowing.  The interest rate on the term loan was 5.0% at both December 31, 2014 and 2013.

Financing Obligation.  The Company guarantees lease obligations under a master lease agreement covering a majority of the Company’s long-term care facilities.  The guaranty imposes certain limits on the Company’s ability to pay dividends, incur indebtedness, and complete material acquisitions unless a specified coverage ratio is maintained.  Based on its coverage ratio, as defined in the guaranty, the Company has been restricted from making any dividend payments to common shareholders.  The master lease properties are grouped into four lease pools with initial terms that expire in 2024, 2025, 2027, and 2028.  At the Company’s option, the master lease may be extended with respect to any pool of properties, so long as no event of default has occurred and it has provided timely notice of its intent to renew.  The renewal periods extend the term of the master lease with respect to the relevant pool of properties from between six and 22 years.  If the Company elects to renew the term of the master lease with respect to any pool, the renewal is effective as to all of the properties in that pool.  The Company does not have the right to terminate its obligations under the master lease and the master lease does not contain any purchase options other than in limited circumstances such as casualty.

In addition to rent, the Company is responsible for paying taxes, utility charges, and insurance premiums related to the master lease properties.  The lease provides for annual rent increases of 3.5% through 2016, followed by 3.0% increases annually through the expiration of the initial term.  In the first year of any extension term, the rent will reset to an amount equal to the greater of (i) the then fair market rental for the properties or (ii) the rent for the previous year increased by 3.0%, and will increase in each subsequent lease year by a percentage equal to the greater of (i) 3.0% or (ii) the Consumer Price Index increase.  The Company is responsible, at no expense to the lessor, for maintaining the properties in good order and repair and for expending an annual minimum amount for capital projects, which includes a per bed minimum to be expended at each facility.

The master lease defines certain events as events of default.  An event of default under the master lease would also result in a cross-default under the revolving facility, which could result in the acceleration of the Company’s obligations and termination of lending commitments thereunder.  Upon an event of default, there are certain remedies available to the lessor, as further set forth in the master lease.  Under certain circumstances, the lessor could require the Company to purchase the property.

Fair Value.  At December 31, 2014 and 2013, the carrying value of the Company’s debt, excluding capital lease and financing obligations, was $385.1 million and $389.1 million, and the fair value was $364.9 million and $382.5 million, respectively.  The fair value of the Company’s variable-rate term loan was calculated based on a quoted market price, and was classified as Level 1 in the fair value hierarchy, as described in Note 4.

Other Information.  Interest paid, primarily related to debt and the financing obligation, amounted to $405.9 million in 2014, $415.2 million in 2013, and $419.6 million in 2012.

Debt maturities, excluding capital lease and financing obligations, subsequent to December 31, 2014 are as follows:  2015 – $4.1 million; 2016 – $4.0 million; 2017 – $4.0 million; and 2018 – $373.0 million.

8.Leases and Commitments

Leases.  The Company leases certain property and equipment under both operating and capital leases, which expire at various dates through 2036.  Certain of the leases contain purchase options.  The Company also has a financing obligation related to a master lease.

Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital lease and financing obligations as of December 31, 2014 are as follows:

	Operating Leases	Capital Lease Obligations	Financing Obligation
	(In thousands)
2015	$7,666	$2,113	$536,582
2016	4,806	2,124	555,362
2017	2,746	2,139	572,700
2018	1,707	2,150	589,880
2019	454	2,166	607,577
Later years	5,163	27,492	4,277,438
Total minimum lease payments	$22,542	38,184	7,139,539

Plus residual financing obligation		-	1,810,692
Less amount representing interest		17,978	3,247,228
Present value of net minimum lease payments (included in debt and financing obligation - see Note 7)		$20,206	$5,703,003

The minimum lease payments for the financing obligation in the table above include discontinued operations.  The residual financing obligation approximates the expected net book value of the related assets at the end of the lease to avoid a built-in loss.  Rental expense was $13.6 million for 2014, $13.6 million for 2013, and $13.7 million for 2012.

Contractual Commitments.  As of December 31, 2014, the Company had contractual commitments of $22.4 million relating to its internal construction program.  As of December 31, 2014, the Company had total letters of credit of $80.7 million that benefit certain third-party insurers, and 92% of these letters of credit related to recorded liabilities.

9.Contingencies (including amounts related to discontinued operations)

The Company is party to legal matters arising in the ordinary course of business, including patient care-related claims and litigation, employment-related claims, regulatory matters, and environmental actions.  Management continually evaluates all contingencies based on the best available evidence, and believes that liabilities have been recorded for all losses that are both probable and can be reasonably estimated.  These estimates involve significant judgment and accordingly, the Company’s estimate of losses may change from time to time and actual losses may be more or less than the current estimate.  No estimate of loss or range of possible losses in excess of amounts accrued can be established at this time, individually or in the aggregate, for the matters described below.

General and Professional Self-Insured Liabilities and Litigation.  The Company and others in the healthcare industry are subject to claims and lawsuits related to patient care and treatment.  The Company’s allowance for professional liability risks, as described in Note 2, includes an estimate of the expected cost to settle reported claims and an amount, based upon past experience, for losses incurred but not yet reported.  General and professional liability had a short-term component of $92.0 million and $85.1 million at December 31, 2014 and 2013, respectively, which was included in accrued insurance liabilities, and long-term component of $197.0 million and $272.4 million, respectively, which was included in other long-term liabilities.  At December 31, 2013, an insurance receivable of $82.9 million related to insurance recoveries was included in other long-term assets.  The expense for general and professional liability claims, premiums and administrative fees of $120.6 million for 2014, $95.3 million for 2013, and $167.8 million for 2012, was included in operating expenses of continuing and discontinued operations.  These liabilities are necessarily based on estimates and although management believes that the liability is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded which could result in an adjustment to future earnings.

Regulatory Matters.   The Company is routinely and currently subject to various payment reviews, audits and inquiries as a result of participating in the Medicare and Medicaid programs.  Management has responded to a Civil Investigative Demand, subpoenas, and other requests for information about the Company’s skilled nursing facilities in connection with an inquiry coordinated by the U.S. Department of Justice, the Department of Health and Human Services, Office of Inspector General, and certain state attorneys general offices.  The Company believes it is in material compliance with all applicable laws and regulations.  However, since the review is ongoing, the ultimate outcome is uncertain and could, among other things, (1) require substantial management time and costs to continue to defend the Company’s actions; (2) require the Company to refund or adjust amounts previously paid for services under the governmental programs; (3) require payment of substantial fines, penalties or other sanctions; (4) result in the loss of the Company’s facilities’ right to participate in the Medicare or Medicaid programs; or (5) cause damage to the Company’s reputation.

Employment-Related Lawsuits.  A variety of federal and state employment-related laws and regulations apply to the Company’s operations including the U.S. Fair Labor Standards Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, federal and state wage and hour laws, state minimum staffing requirements applicable to healthcare providers, and a variety of other laws enacted to govern employment-related matters.  The Company has employment-related claims at various stages of investigation and resolution.  Liabilities are recorded for such claims when losses are probable and the amount can be reasonably estimated.

Environmental Liabilities.  One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws.  CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up.  The Actions allege that PRPs transported and/or generated hazardous substances that came to be located at the sites in question.  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a PRP has not yet been quantified.  At December 31, 2014 and 2013, the Company had $3.0 million accrued at each date in other long-term liabilities based on its current assessment of the likely outcome of the Actions.  The amount of the Company’s liability was determined based on management’s continual monitoring of the litigation activity, estimated clean-up costs, and the portion of the liability for which the Company is responsible.  At December 31, 2014 and 2013, there were no receivables related to insurance recoveries.

10.Discontinued Operations

The Company continually evaluates the performance of its operating units to determine whether to close or sell underperforming or non-strategic assets.  During 2014, the operations of two long-term care facilities were sold, and as of December 31, 2014, the Company planned to sell two additional long-term care facilities and one home care agency in 2015.  The assets held-for-sale were reclassified to other current assets as of December 31, 2014 and other long-term assets as of December 31, 2013.  The Company sold one long-term care facility in 2013.  The results of operations and the gain on sale, if applicable, for these operating units are presented as discontinued operations for all periods.

Following is a summary of discontinued operations:

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Revenues	$32,685	$58,243	$58,855

Loss from operations before income tax benefit	$(24,397)	$(27,439)	$(26,368)
Income tax benefit	(9,550)	(10,835)	(10,549)
Loss from operations	(14,847)	(16,604)	(15,819)
Gain on divestiture of operations, net of income taxes of $3,786 and $4,597	5,846	7,120	-
Loss from discontinued operations	$(9,001)	$(9,484)	$(15,819)

Assets held for sale were as follows at December 31:

	2014	2013
	(In thousands)
Net property and equipment	$9,217	$9,556
Other	284	284
	$9,501	$9,840

The related financing obligation of $13.8 million was also reclassified to current as of December 31, 2014.

The Company retains risk for loss contingencies related to discontinued operations as described in Note 9.  Such liabilities are estimated based on the best available evidence.  The Company’s future estimate of loss settlements may change and actual losses may be more or less than the current estimate.  Subsequent changes to the estimates will be recorded in discontinued operations.

11.Redeemable Preferred Stock and Common Stock

Redeemable Preferred Stock.  The preferred stock has a liquidation preference of $1,000 per share, which may be adjusted for stock splits, combinations, reclassifications and the like, plus any unpaid accrued dividends.  The preferred holders are entitled to receive dividends equal to 10% of the liquidation preference, plus any unpaid accrued dividends, per annum compounded semiannually on October 1 and April 1 of each year payable out of legally available funds, prior and in preference to any declaration or payment of any dividend on common stock.  The preferred holders are only entitled to the voting rights granted under Delaware law and are not entitled to any other voting rights with respect to the matters entitled to vote on by holders of voting securities.  The preferred stock is not convertible into any other stock of the Company.  Any preferred stock acquired by the Company will be cancelled.

The Company will have the right to redeem the outstanding preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such stock, plus any unpaid accrued dividends, to the date of redemption on the date of the earliest to occur of (i) April 7, 2016, (ii) the initial public offering of equity interests of the Company or its successor entity, or (iii) a sale of the Company.  Beginning April 7, 2016, holders of a majority of the outstanding preferred stock will have the right to cause the Company to redeem the preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such shares, plus any unpaid accrued dividends, to the date of redemption.

The redeemable preferred stock is classified outside of permanent equity because it is redeemable at the option of the holders.  The carrying value of the preferred stock was initially its fair value at issuance of $1,000 per share and is adjusted for changes in fair value to equal the redemption value at the end of the reporting period, which include dividends not declared or paid.  The redemption value was $1,025 per share at both December 31, 2014 and 2013.

Common Stock.    Pursuant to a shareholders’ agreement, there are restrictions on the shareholders’ ability to transfer or sell their shares.  Certain executive officers have a put right to require the Company to repurchase their equity securities upon termination of their employment without cause or by reason of death or disability based on a purchase price, as defined in the shareholders’ agreement.

12.Stock-Based Compensation

The Company maintains an Equity Incentive Plan under which it has granted awards to executive and non-executive officers.  At December 31, 2014, there were 1,404,136 shares available for grant under the plan.

Restricted Stock.  Time-vested restricted stock awarded in 2011 vested in 2011 and 2012 with a grant-date fair value of $21.95 based on an independent valuation.  The fair value of shares that vested in 2012 was $9.3 million.  Some liquidity-vested restricted shares will vest immediately upon the Company’s principal shareholders liquidating down to less than 30% of their holdings on the grant date, and others also require achieving certain rates of return in connection with the liquidity event.  Any restricted shares that do not vest upon the occurrence of a liquidity event will become time-vested restricted shares that vest two years after the principal shareholders liquidate down to less than 10% of their holdings on the grant date.  The grant-date fair value of liquidity-vested restricted shares will be determined upon the occurrence of the event and will be expensed at such time a liquidity event becomes probable.  The liquidity-vested restricted shares have the right to receive forfeitable dividends.

The restricted stock activity for 2014 was as follows:

Shares
Liquidity-vested restricted shares:
Outstanding at December 31, 2013	1,381,787
Granted	255,019
Granted in exchange for stock options	373,462
Forfeited	(12,665)
Outstanding at December 31, 2014	1,997,603

Stock Options.  The Company awarded time-vested and liquidity-vested stock options under the plan with an exercise price of $21.95 per share and a maximum term of ten years.  The time-vested options awarded in 2011 vested one third on each of the first, second and third anniversary of the grant date.  The grant-date calculated value of time-vested options was $5.25 based on the Black-Scholes option valuation model.

On June 18, 2014, the Company completed an offer to exchange all outstanding stock options for liquidity-vested restricted common stock of the Company on a four options for one restricted share basis.  All option holders elected to participate in the exchange.  The liquidity-vested restricted shares will vest immediately upon the Company’s principal shareholders liquidating down to less than 30% of their holdings on the grant date.

The stock option activity for 2014 was as follows:

		Exercise
	Options	Price
Time-vested options:
Outstanding at December 31, 2013	712,575	$21.95
Forfeited	(9,750)	21.95
Exchanged for restricted stock	(702,825)	21.95
Outstanding at December 31, 2014	-

Liquidity-vested options:
Outstanding at December 31, 2013	792,278	$21.95
Granted	3,000	21.95
Forfeited	(4,250)	21.95
Exchanged for restricted stock	(791,028)	21.95
Outstanding at December 31, 2014	-

Compensation Expense for Equity Plans.  The Company’s stock-based compensation expense was $0.1 million for 2014, $0.6 million for 2013, and $6.8 million for 2012, which includes time-vested stock options and restricted stock, if applicable.  Stock-based compensation expense was recorded in general and administrative expenses.  The income tax benefit related to stock-based compensation expense was less than $0.1 million in 2014, $0.2 million for 2013, and $2.5 million for 2012.  At December 31, 2014, there was no unrecognized compensation cost related to time-vested stock options and restricted stock.

13.Employee Benefit Plans

Defined Benefit Plans.  The Company has one qualified and two non-qualified defined benefit pension plans.  The qualified plan is an underfunded plan with continuing benefits.  The unfunded non-qualified plans include one plan with frozen future benefits and one with continuing benefits.

Obligations and Funded Status.  The funded status of the plans was as follows:

	2014	2013
	(In thousands)
Change in projected benefit obligation
Benefit obligation at beginning of year	$17,252	$17,631
Service cost	955	879
Interest cost	828	607
Actuarial loss (gain)	4,165	(1,267)
Benefits paid	(181)	(177)
Curtailments	-	53
Settlements	(4,787)	(474)
Benefit obligation at end of year	18,232	17,252

Change in plan assets
Fair value of plan assets at beginning of year	1,677	1,859
Actual return on plan assets	53	308
Employer contribution	4,759	161
Benefits paid	(4,777)	(177)
Settlements	(191)	(474)
Fair value of plan assets at end of year	1,521	1,677
Funded status at end of year	$(16,711)	$(15,575)

Amounts recognized in the balance sheets consisted of:
Current liabilities	$(165)	$(163)
Long-term liabilities	(16,546)	(15,412)
	$(16,711)	$(15,575)

Amounts in accumulated other comprehensive loss that have not been recognized in net periodic pension cost, net of tax:
Net actuarial loss	$2,828	$954

Accumulated benefit obligation for all plans	$11,033	$10,116

The Company expects to recognize less than $0.1 million of the net actuarial loss in 2015.

Components of Net Pension Cost

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Service cost	$955	$879	$904
Interest cost	828	607	665
Expected return on plan assets	(92)	(121)	(143)
Amortization of net actuarial loss	146	99	60
Settlement loss	1,095	46	506
Net pension cost	$2,932	$1,510	$1,992

Disclosure Assumptions

	2014	2013
For determining benefit obligations at December 31:
Weighted-average discount rate	3.75%	4.73%
Rate of compensation increase	5.00%	5.00%

	2014	2013	2012
For determining net pension cost for the year:
Weighted-average discount rate	4.73%	3.71%	4.04%
Expected return on assets	6.25%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The rate of compensation increase applies to plans with continuing benefits.  The expected long-term rate of return on plan assets is based on the historical trend for the Company’s qualified pension plan.

Plan Asset Allocation.  The Company measures the assets held in its qualified defined benefit pension plan at fair value.  A fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset.  The three levels of the fair value hierarchy are described in Note 5.  It was determined that all of the Company’s pension assets would fall within Level 1 of the hierarchy, meaning that their fair value could be determined through observable inputs such as quoted prices in active markets.

The fair values of the Company’s defined benefit pension plan assets at December 31 were as follows:

	2014	2013
	(In thousands)
Asset Category:
Cash and cash equivalents	$3	$18
Equity securities	755	844
Debt securities	763	815
Total assets	$1,521	$1,677

During 2013, the Company changed its investment strategy for its defined benefit plan to a target of 50% equity securities and 50% debt securities, which is rebalanced from time to time to approximate that mix.  Equity securities consist of domestic mutual funds in large, medium, and small cap companies.  Debt securities consist of bond mutual funds.

Cash Flows.  The expected benefit payments for the 10 years subsequent to December 31, 2014 are as follows:  2015 – $0.3 million; 2016 – $3.1million; 2017 – $2.2 million; 2018 – $0.3 million; 2019 – $0.2 million; and 2020-2024 – $6.3 million.  In 2015, the Company expects to contribute pension payments of $0.2 million.

Other Information.  In addition to the benefit liabilities in the tables above, the Company has a supplemental obligation to certain officers.  The Company has committed to fund this obligation by releasing a portion of the Company’s interest in the cash surrender values of split-dollar life insurance arrangements to these officers upon retirement, if necessary.  The Company’s share of the cash surrender value of the policies was $2.7 million and $6.8 million at December 31, 2014 and 2013, respectively.  The balances were included in other long-term assets.  The Company’s obligation of $2.1 million and $4.8 million at December 31, 2014 and 2013, respectively, was included in other long-term liabilities.

Defined Contribution Plans.  The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code and other non-qualified, deferred compensation programs.  The Company’s expense for these plans was $16.4 million in 2014, $21.6 million in 2013, and $17.5 million in 2012.  The Company matches participant contributions up to a maximum of 1% of the participant’s compensation, as defined in each plan.  The fluctuations in expense were attributable to the obligations of the non-qualified programs.

14.Accumulated Other Comprehensive (Loss) Income

The changes in accumulated other comprehensive (loss) income (AOCI), by component, were as follows:

	2014	2013	2012
	(In thousands)
Derivative instruments, net of income taxes:
Balance at January 1	$-	$-	$(293)

Amounts reclassified from AOCI:	-	-	482
Tax effect	-	-	(189)
Other comprehensive income, net	-	-	293

Balance at December 31	$-	$-	$-

Defined benefit pension plans, net of income taxes:
Balance at January 1	$(954)	$(1,917)	$(682)

Change before reclassifications:
Net actuarial (loss) gain	(4,204)	1,401	(2,506)
Tax effect	1,633	(527)	918
	(2,571)	874	(1,588)

Amounts reclassified from AOCI:
Amortization of net actuarial loss	146	99	60
Settlement loss	1,095	46	506
Tax effect	(544)	(56)	(213)
	697	89	353
Other comprehensive (loss) income, net	(1,874)	963	(1,235)

Balance at December 31	$(2,828)	(954)	$(1,917)

The AOCI component for derivative instruments represented derivative losses from interest rate collars entered into with the purpose of hedging variable cash flows on variable-rate debt, which were designated as cash flow hedges.  The Company discontinued hedge accounting on the interest rate collars in prior years but the derivative losses continued to be amortized to interest expense as interest payments were made on the Company’s variable rate debt through the expiration date of the derivatives in 2012.

15.Segment Information

The Company provides a range of health care services.  Reportable operating segments are Long-Term Care, which includes the operation of skilled nursing and assisted living facilities; and Hospice and Home Health.  The Other category includes the non-reportable segments and corporate items.  Revenues in the Other category include other health care services.  Asset information by segment, including capital expenditures, is not provided to the Company’s chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 2).  The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses.

	Long-Term	Hospice and
	Care	Home Health	Other	Total
	(In thousands)
Year ended December 31, 2014:
Revenues from external customers	$3,539,399	$526,308	$79,813	$4,145,520
Depreciation and amortization	136,680	1,959	4,228	142,867
Operating margin	604,734	112,813	4,543	722,090

Year ended December 31, 2013:
Revenues from external customers	$3,531,764	$503,306	$81,930	$4,117,000
Depreciation and amortization	136,190	1,774	4,605	142,569
Operating margin	666,877	102,941	4,262	774,080

Year ended December 31, 2012:
Revenues from external customers	$3,532,342	$484,634	$89,525	$4,106,501
Depreciation and amortization	153,954	3,614	6,955	164,523
Operating margin	616,041	95,791	10,214	722,046

The following table reconciles segment operating margin to consolidated (loss) income from continuing operations before income tax expense (benefit):

	Year ended December 31,
	2014	2013	2012
	(In thousands)
Segment operating margin	$722,090	$774,080	$722,046
General and administrative	(149,481)	(151,238)	(154,444)
Depreciation and amortization	(142,867)	(142,569)	(164,523)
Asset impairment	(203,108)	-	-
Total other expenses, net	(401,156)	(407,376)	(407,615)
(Loss) income from continuing operations before income tax expense (benefit)	$(174,522)	$72,897	$(4,536)